October 7, 2024

John McCutcheon
Chief Executive Officer
EBR Systems, Inc.
480 Oakmead Parkway
Sunnyvale, CA 94085

       Re: EBR Systems, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed September 18, 2024
           File No. 000-56671
Dear John McCutcheon:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12G/A filed September 18, 2024
Overview of anticipated commercial pathway for WiSE, page 15

1. We note your response to prior comment 6 and reissue in part. Refer to Figure 1.7:
       Anticipated Commercial Pathway for WiSE System. Please revise Figure 1.7 to remove any implication and clarify that there is no assurance that your product will be approved by the FDA in the first quarter of 2025, with adoption and growth to follow in 2026. Please revise your disclosures throughout accordingly.
Target markets for WiSE CRT, page 17

2. We note the disclosure that you believe the addressable market opportunity to be approximately $3.6 billion in the U.S based on the distinct patient groups, that include
       (i) patients whose existing CRT system leads to the left heart have either been deactivated or become ineffective, due to malfunction and/or failure (Chronic Lead
       Failure), (ii) where lead placement to pace the LV such as via the coronary sinus (CS), was not achievable due to anatomical or disease-related barriers (Acute Lead Failure),
 October 7, 2024
Page 2

       (iii) patients with pre-existing pacemaker systems often need upgrades to biventricular pacing as their heart failure progresses (High Risk Upgrade), and (iv) subset of patients using leadless pacemakers that may require biventricular pacing, which traditional systems cannot provide (Leadless Upgrades). On page 37, you disclose that your estimates of the annual total addressable markets for WiSE CRT are based on
       "internal and third-party estimates, including, the number of patients with heart failure requiring Cardiac Resynchronization Therapy and the assumed prices at which
       [you] can sell products for markets that have not been definitively established." Please revise your disclosure to more fully describe the material assumptions used in your total addressable market estimate.
Item 1A. Risk Factors, page 43

3.     We note your revisions and response to prior comment 13. You state that
       the Company   s products include components that are manufactured and
supplied by
       third parties, some of which are single-source suppliers. Please explain to us why reliance on single-source suppliers does not pose a material risk to you or revise your disclosure accordingly.

Note 2 - Summary of significant accounting policies
Reclassification, page F-9

4. We have reviewed your response and revised disclosures in response to comment 19 and have the following additional comments:
           Please provide us with sufficiently detailed information to understand the specific nature of work your sales team performed to support and advance the Company's clinical trials and ongoing clinical development and how such work met the definition of research and development as set forth in ASC 730-10-20 as well as the guidance in ASC 730-10-55-1; and
           Notwithstanding the above bullet, if your employees performed research and development activities as defined by ASC 730-10-20 during the periods presented, but the related expenses were classified and disclosed as sales and
          marketing expenses in your prior financial statements and notes thereto, it is not clear how those financial statements complied with the disclosure requirements of
          ASC 730-10-50-1 which requires the disclosure of total research and development costs charged to expense in each period for which an income statement is presented. As such, we reissue our prior comment and ask that you reassess the guidance in ASC 250-10-20 and the definition of an error in previously issued financial statements and provide additional support for your conclusion that the revisions to your expense classifications were not errors.
General

5. We note your revisions in response to prior comment 22. We reissue in part. Please cite the source for the statistic of 25% of all CRT implants are classified as upgrades from other cardiac pacing devices or clarify if that is also from the American Heart
       Association Journal and the Heart Rhythm Journal.
 October 7, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-
3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   John Sellers, Esq.